RenaissanceRe Reports Net Income of $170.8 Million for the Fourth Quarter of 2014 or $4.42 Per Diluted Common Share; Quarterly Operating Income of $140.3 Million or $3.62 Per Diluted Common Share
Annual Net Income of $510.3 Million for 2014 or $12.60 Per Diluted Common Share; Annual Operating Income of $468.9 Million or $11.56 Per Diluted Common Share
Pembroke, Bermuda, February 3, 2015 -- RenaissanceRe Holdings Ltd. (NYSE: RNR) today reported net income available to RenaissanceRe common shareholders of $170.8 million, or $4.42 per diluted common share, in the fourth quarter of 2014, compared to $268.7 million, or $6.05, respectively, in the fourth quarter of 2013. Operating income available to RenaissanceRe common shareholders was $140.3 million, or $3.62 per diluted common share, for the fourth quarter of 2014, compared to $206.8 million, or $4.64, respectively, in the fourth quarter of 2013. The Company reported an annualized return on average common equity of 20.1% and an annualized operating return on average common equity of 16.5% in the fourth quarter of 2014, compared to 31.5% and 24.3%, respectively, in the fourth quarter of 2013. Book value per common share increased $4.37, or 5.1%, in the fourth quarter of 2014 to $90.15, compared to a 7.7% increase in the fourth quarter of 2013. Tangible book value per common share plus accumulated dividends increased 5.5% in the fourth quarter of 2014, compared to an 8.1% increase in the fourth quarter of 2013.
For 2014, the Company reported net income available to RenaissanceRe common shareholders of $510.3 million, or $12.60 per diluted common share, compared to $665.7 million, or $14.87 per diluted common share in 2013. Operating income available to RenaissanceRe common shareholders was $468.9 million, or $11.56 per diluted common share in 2014, compared to $630.6 million, or $14.08 per diluted common share in 2013. The Company reported a return on average common equity of 14.9% and an operating return on average common equity of 13.7% in 2014, compared to 20.5% and 19.4%, respectively, in 2013. Book value per common share increased $9.86, or 12.3%, in 2014 to $90.15, compared to a 17.8% increase in 2013. Tangible book value per common share plus accumulated dividends increased 13.9% in 2014, compared to a 19.7% increase in 2013.
Kevin J. O'Donnell, CEO, commented:  "I am pleased with RenaissanceRe’s performance, both for the fourth quarter and for the full year.  We achieved solid growth in tangible book value per share plus accumulated dividends of 5.5% for the quarter and 13.9% for the year, while demonstrating discipline and objectivity about the risk we assumed and the pricing required.  Our underwriting team executed extremely well during the most recent renewal period, as pressure on pricing from abundant capacity persisted."

Mr. O'Donnell continued:  "Over the past few years, we have steadily developed the spectrum of products, platforms and scale we offer, in anticipation of the evolving needs of our customers. The acquisition of Platinum Underwriters Holdings, Ltd. will accelerate our efforts, broadening our client and broker base and our capital flexibility.  The preparation for the integration of the two entities is on track and we are looking forward to welcoming our new team members."
FOURTH QUARTER 2014 HIGHLIGHTS

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The Company generated underwriting income of $173.5 million and a combined ratio of 32.3% in the fourth quarter of 2014, compared to $188.9 million and 26.4%, respectively, in the fourth quarter of 2013. Underwriting income in the fourth quarter of 2014 was driven by a relatively light catastrophe loss quarter and $84.7 million of favorable development on prior accident years net claims and claims expenses, principally in the Company’s Catastrophe and Specialty Reinsurance segments.

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Gross premiums written of $132.8 million increased $48.7 million, or 57.8%, in the fourth quarter of 2014, compared to the fourth quarter of 2013, with the Company’s Catastrophe Reinsurance, Specialty Reinsurance and Lloyd’s segments experiencing increases of $27.8 million, $13.4 million and $7.1 million, respectively, as discussed below.

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The Company’s total investment result in the fourth quarter of 2014 was $56.1 million, which includes the sum of net investment income, net realized and unrealized gains on investments and the change in net unrealized gains on fixed maturity investments available for sale, compared to $140.1 million in the fourth quarter of 2013.

The total investment result was primarily driven by lower returns in the Company’s portfolios of private equity and public equity investments, each principally driven by weaker returns in the public equity markets during the fourth quarter of 2014, compared to the fourth quarter of 2013.

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During the fourth quarter of 2014, the Company repurchased an aggregate of 358 thousand common shares in open market transactions at an aggregate cost of $35.7 million and at an average share price of $99.54.

Underwriting Results by Segment
Catastrophe Reinsurance Segment
Gross premiums written in the Catastrophe Reinsurance segment were $9.9 million in the fourth quarter of 2014, an increase of $27.8 million compared to the fourth quarter of 2013. Gross premiums written in the fourth quarter of 2013 were impacted by $33.9 million of net negative reinstatement premiums written due to net reductions in net claims and claim expenses and related reinstatement premiums with respect to a number of large loss events, compared to $3.9 million in the fourth quarter of 2014. Excluding the impact of the net negative reinstatement premiums written in the fourth quarters of 2014 and 2013, gross premiums written in the Catastrophe Reinsurance segment were $13.8 million in the fourth quarter of 2014, a $2.2 million decrease, compared to $16.0 million the fourth quarter of 2013.
Managed catastrophe premiums decreased $1.1 million, or 5.5%, to $19.1 million in the fourth quarter of 2014, compared to $20.2 million in the fourth quarter of 2013, net of $4.0 million and $34.0 million of net negative reinstatement premiums written in the fourth quarter of 2014 and 2013, respectively.
The Catastrophe Reinsurance segment generated underwriting income of $133.0 million and a combined ratio of negative 2.0% in the fourth quarter of 2014, compared to $171.6 million and negative 12.8% in the fourth quarter of 2013, respectively. The $38.7 million decrease in underwriting income in the fourth quarter of 2014, compared to the fourth quarter of 2013, was driven by a $21.8 million decrease in net premiums earned, primarily driven by lower gross premiums written during the preceding twelve months as a result of the continued softening of market conditions and the Company’s underwriting discipline given prevailing terms and conditions, a $12.2 million increase in current accident year net claims and claim expenses and an $11.6 million decrease in favorable development on prior accident years net claims and claim expenses.
The Catastrophe Reinsurance segment experienced $47.4 million of favorable development on prior accident years net claims and claim expenses in the fourth quarter of 2014, compared to $59.0 million in the fourth quarter of 2013. The favorable development on prior accident years net claims and claim expenses in the fourth quarter of 2014 was principally driven by net reductions to estimated ultimate losses from Storm Sandy, a number of U.S. wind and thunderstorm events, the 2011 Thailand Floods, Hurricane Irene, the 2013 Eastern European Floods and the Tohoku Earthquake, which experienced favorable development of $20.1 million, $11.4 million, $9.3 million, $4.5 million, $4.5 million and $3.5 million, respectively, partially offset by adverse development of $17.0 million on the 2010 New Zealand Earthquake.
Specialty Reinsurance Segment
Gross premiums written in the Specialty Reinsurance segment were $71.9 million in the fourth quarter of 2014, an increase of $13.4 million, or 23.0%, compared to the fourth quarter of 2013, driven primarily by increases in certain casualty related lines of business.
The Specialty Reinsurance segment generated underwriting income of $26.9 million and a combined ratio of 59.8% in the fourth quarter of 2014, compared to $23.0 million and 58.3% in the fourth quarter of 2013, respectively. The $3.8 million increase in underwriting income in the fourth quarter of 2014, compared to the fourth quarter of 2013, was driven by an $11.6 million increase in net premiums earned as a result of the increase in gross premiums written, noted above, and a $9.2 million increase in favorable development on prior accident year net claims and claim expenses, partially offset by a $6.2 million increase in current accident year net claims and claim expenses and a $10.7 million increase in underwriting expenses. The increase in current accident year net claims and claim expenses was principally due to a higher level of attritional losses primarily as a result of the increase in net premiums earned. The Specialty Reinsurance segment experienced $20.0 million of favorable development on prior years reserves in the fourth quarter of 2014, compared to $10.9 million in the fourth quarter of 2013, due to a reduction in estimated ultimate losses with respect to potential exposure to LIBOR related claims from prior accident years of $10.5 million, with the remainder driven by better than expected claims emergence.

The underwriting expense ratio in the Specialty Reinsurance segment increased 10.2 percentage points to 44.0% in the fourth quarter of 2014, compared to 33.8% in the fourth quarter of 2013, primarily due to the relative increase in the percentage of quota share reinsurance premiums, compared to excess of loss reinsurance premiums, as a percentage of gross premiums written within the Specialty Reinsurance segment, as quota share reinsurance typically carries a higher acquisition expense ratio compared to excess of loss reinsurance premiums, as well as an increase in operational expenses due to the continued expansion of the Company’s Specialty Reinsurance segment.
Lloyd’s Segment
Gross premiums written in the Lloyd’s segment were $50.6 million in the fourth quarter of 2014, an increase of $7.1 million, or 16.4%, compared to the fourth quarter of 2013, primarily due to Syndicate 1458 continuing to grow organically in the Lloyd’s marketplace, principally in its property and casualty lines of business, notwithstanding challenging market conditions.
The Lloyd’s segment generated underwriting income of $8.3 million and a combined ratio of 85.9% in the fourth quarter of 2014, compared to an underwriting loss of $3.1 million and a combined ratio of 106.3% in the fourth quarter of 2013. Impacting underwriting income in the fourth quarter of 2014 was a $9.7 million increase in net premiums earned and a $4.0 million decrease in net claims and claim expenses, as discussed below, partially offset by a $3.1 million increase in acquisition expenses. The increases in net premiums earned and acquisition expenses were primarily the result of the increase in gross premiums written noted above. Also impacting acquisition expenses was the increased proportion of quota share and delegated authority business written, which generally carry higher acquisition expenses, compared to non-proportional business.
The $4.0 million decrease in net claims and claim expenses was principally due to favorable development of prior accident years net claims and claim expenses of $12.1 million during the fourth quarter of 2014, compared to $5.2 million of favorable development on prior accident years net claims and claim expenses in the fourth quarter of 2013, partially offset by a $2.8 million increase in attritional net claims and claim expenses as a result of the increase in net premiums earned, noted above.
Other Items

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Net income attributable to noncontrolling interests in the fourth quarter of 2014 was $44.2 million and decreased from $54.2 million in the fourth quarter of 2013, principally due to a decrease in the profitability of DaVinciRe Holdings Ltd. (“DaVinciRe”), partially offset by a decrease in the Company’s ownership in DaVinciRe to 23.4% at December 31, 2014, compared to 27.3% at December 31, 2013.

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During January 2015, DaVinciRe redeemed a portion of its outstanding shares from certain existing DaVinciRe shareholders, including the Company. The net redemption as a result of these transactions was $225.0 million. The Company’s noncontrolling economic ownership in DaVinciRe subsequent to these transactions was 26.3%, effective January 1, 2015.

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Corporate expenses increased $7.3 million to $10.6 million in the fourth quarter of 2014, compared to $3.3 million in the fourth quarter of 2013, primarily due to $6.7 million of expenses associated with the proposed merger with Platinum Underwriters Holdings, Ltd. (“Platinum”) announced on November 24, 2014.

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Effective November 13, 2014, the Company formed RenaissanceRe Upsilon Fund Ltd. (“Upsilon Fund”), a Bermuda limited segregated cell company. Upsilon Fund was incorporated to provide a fund structure through which third party investors can invest in reinsurance risk managed by the Company. Upsilon Fund raised capital effective January 1, 2015 and will underwrite reinsurance and retrocessional coverage on a collateralized basis and invest in insurance-linked securities.  Upsilon Fund will be managed by affiliates of RenaissanceRe and is a continuation of business written through predecessor entities since 2012.

FULL YEAR 2014 HIGHLIGHTS

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The Company generated underwriting income of $529.4 million and a combined ratio of 50.2% in 2014, compared to $626.7 million and 43.8% in 2013. The decrease in underwriting income was primarily driven by a $52.2 million decrease in net premiums earned due to a combination of lower gross premiums written during the preceding twelve months and an increase in ceded premiums written principally within the Company’s Catastrophe Reinsurance segment, a $19.0 million increase in acquisition expenses principally within the Company’s Specialty Reinsurance segment, and a $26.5 million increase in current accident year net claims and claim expenses. The increase in acquisition expenses and current accident year net claims and claim expenses was principally driven by the growth in the Company’s Specialty Reinsurance and Lloyd’s segments.

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Gross premiums written of $1,550.6 million decreased $54.8 million, or 3.4%, in 2014, compared to 2013, with the decrease principally driven by the Company’s Catastrophe Reinsurance segment which experienced a decrease of $186.4 million or 16.6%, partially offset by increases in the Company’s Specialty Reinsurance and Lloyd’s segments’ gross premiums written of $87.1 million or 33.6%, and $43.1 million or 19.0%, respectively.

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The Company incurred current accident year net claims and claim expenses of $341.7 million and a current accident year net claims and claim expense ratio of 32.2% in 2014, compared to $315.2 million and 28.3% in 2013, respectively, driven by relatively light catastrophe losses during each respective year. In addition, the Company incurred favorable development on prior accident years net claims and claim expenses of $143.8 million in 2014, compared to $144.0 million in 2013, as discussed below.

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The Company’s total investment result was $164.9 million in 2014, which includes the sum of net investment income, net realized and unrealized gains on investments, and the change in net unrealized gains on fixed maturity investments available for sale, compared to $235.1 million in 2013, a decrease of $70.2 million. The decrease in the total investment result was primarily driven by the Company’s investment in Essent Group Ltd., which resulted in $6.7 million of net realized and unrealized gains in 2014, compared to $92.4 million of net unrealized gains in 2013, a decrease of $85.7 million.

•	During 2014, the Company repurchased an aggregate of 5.4 million common shares in open market transactions at an aggregate cost of $514.2 million and at an average share price of $96.04.
Underwriting Results by Segment
Catastrophe Reinsurance Segment
Gross premiums written in the Catastrophe Reinsurance segment decreased by $186.4 million, or 16.6%, to $934.0 million in 2014, compared to $1,120.4 million in 2013, primarily driven by the continued softening of market conditions, including reduced risk-adjusted pricing for the January and June renewals, the Company’s underwriting discipline given prevailing terms and conditions, and reduced participation on certain quota share deals. Excluding the impact of $3.9 million and $24.1 million of net negative reinstatement premiums written in 2014 and 2013, respectively, both due to net reductions in net claims and claim expenses and related reinstatement premiums with respect to a number of large loss events, gross premiums written in the Catastrophe Reinsurance segment decreased $206.6 million, or 18.1%.
For 2014, managed catastrophe premiums, net of negative reinstatement premiums written of $4.0 million and $24.2 million in 2014 and 2013, respectively, totaled $1,028.6 million, a decrease of $217.6 million, or 17.5%, compared to 2013.
The Catastrophe Reinsurance segment generated underwriting income of $450.1 million and a combined ratio of 23.8% in 2014, compared to $558.5 million and 22.8%, respectively, in 2013. The $108.4 million decrease in underwriting income in the Catastrophe Reinsurance segment in 2014, compared to 2013, was primarily driven by a $132.9 million decrease in net premiums earned as a result of the decrease in gross premiums written, as discussed above, combined with an increase of $25.1 million in ceded premiums written. The $25.1 million increase in ceded premiums written in the Catastrophe Reinsurance segment was primarily the result of additional purchases of retrocessional reinsurance, including coverage specific to U.S. windstorms in the State of Florida, given the softening retrocessional marketplace in 2014, compared to 2013.
The Company’s Catastrophe Reinsurance segment experienced a relatively low level of insured catastrophe loss activity in 2014, resulting in current accident year net claims and claim expenses of $67.3 million, compared to $109.9 million in 2013, primarily attributable to a number of relatively small U.S. wind and thunderstorm events.
During 2014, the Company experienced $65.5 million of favorable development on prior year reserves within its Catastrophe Reinsurance segment, compared to $102.0 million in 2013. The favorable development in 2014 was principally comprised of favorable development of $20.1 million, $13.9 million, $9.3 million, $7.6 million, $6.7 million and $6.6 million related to Storm Sandy, the 2011 April and May U.S. Tornadoes, the 2011 Thailand Floods, the 2013 Eastern European Floods, a 2013 U.S. wind and thunderstorm event and the 2008 Hurricanes (Gustav and Ike), offset by adverse development of $24.7 million related to the 2010 New Zealand Earthquake, each principally the result of changes in estimated ultimate losses for each respective event, with the remainder due to net favorable development on a number of other events.

Specialty Reinsurance Segment
Gross premiums written in the Specialty Reinsurance segment were $346.6 million in 2014, an increase of $87.1 million, or 33.6%, compared to 2013, driven primarily by increases in certain financial liability and casualty related lines of business. The Company’s specialty reinsurance premiums are prone to significant volatility as this business can be influenced by a small number of relatively large transactions.
The Company’s Specialty Reinsurance segment generated underwriting income of $60.7 million and a combined ratio of 76.0% in 2014, compared to $73.8 million and 65.6%, respectively, in 2013. The $13.0 million decrease in the Company’s Specialty Reinsurance segment’s underwriting income during 2014, compared to 2013, was principally driven by a $43.1 million increase in current accident year net claims and claim expenses and a $31.0 million increase in underwriting expenses, partially offset by a $39.2 million increase in net premiums earned due to the increase in gross premiums written, as noted above. The $43.1 million increase in current accident year net claims and claim expenses was principally driven by attritional losses arising from the increase in net premiums earned during 2014, compared to 2013. The $31.0 million increase in underwriting expenses was primarily driven by the increase in net premiums earned, combined with the relative increase in the percentage of quota share reinsurance, compared to excess of loss reinsurance, as a percentage of gross premiums written within the Specialty Reinsurance segment, as quota share reinsurance typically carries a higher acquisition expense ratio, compared to excess of loss reinsurance premiums. In addition, operational expenses in the Company’s Specialty Reinsurance segment have increased to support the growth in this segment.
The favorable development of $55.9 million in 2014, compared to $34.1 million in 2013, was primarily driven by reported claims coming in lower than expected on prior accident years events, as a result of the application of the Company’s formulaic actuarial reserving methodology, and a $10.5 million reduction in estimated ultimate losses with respect to potential exposure to LIBOR related claims from prior accident years.
Lloyd’s Segment
Gross premiums written in the Company’s Lloyd’s segment increased $43.1 million, or 19.0%, to $269.7 million in 2014, compared to $226.5 million in 2013, primarily due to Syndicate 1458 continuing to grow organically in the Lloyd’s marketplace, principally in its property and casualty lines of business, notwithstanding challenging market conditions.
The Company’s Lloyd’s segment generated underwriting income of $5.8 million and a combined ratio of 97.3% in 2014, compared to an underwriting loss of $5.0 million and a combined ratio of 102.9% in 2013. Impacting the underwriting result in the Lloyd’s segment was a $41.6 million increase in net premiums earned principally driven by the increase in gross premiums written, noted above, partially offset by a $26.1 million increase in current accident year net claims and claim expenses, and a $12.7 million increase in underwriting expenses, each as discussed below.
The Company’s Lloyd’s segment experienced current accident year net claims and claim expenses of $130.1 million and a current accident year net claims and claim expense ratio of 59.8% in 2014, compared to $103.9 million and 59.1% in 2013, respectively, with the $26.1 million increase in current accident year net claims and claim expenses principally due to attritional loss activity driven by the increase in net premiums earned noted above.
The Company’s Lloyd’s segment incurred underwriting expenses of $98.0 million and an underwriting expense ratio of 45.0% in 2014, compared to $85.4 million and 48.5% in 2013, respectively, with the $12.7 million increase in underwriting expenses primarily driven by increased acquisition expenses as a result of the increased proportion of quota share and delegated authority business written, which generally carry higher acquisition expenses, compared to non-proportional business. Operating expenses of $51.1 million in 2014 were relatively flat compared to $50.5 million in 2013.
The favorable development of prior accident years net claims and claim expenses within the Company’s Lloyd’s segment was $16.2 million and $8.3 million during 2014 and 2013, respectively. The favorable development on prior accident years net claims and claim expenses during 2014 and 2013 within the Company’s Lloyd’s segment was principally due to reported claims activity coming in lower than expected on prior accident years events and 2014 was also impacted by a $4.1 million reduction in the estimated ultimate loss related to Storm Sandy.

Other Items

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Net income attributable to noncontrolling interests in 2014 was $153.5 million, an increase from $151.1 million in 2013, principally due to a decrease in the Company’s ownership in DaVinciRe to 23.4% at December 31, 2014, compared to 27.3% at December 31, 2013, partially offset by a decrease in the profitability of DaVinciRe.

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Corporate expenses decreased $10.6 million to $23.0 million in 2014, compared to $33.6 million in 2013, primarily due to costs associated with senior management transitions in 2013 that did not reoccur in 2014, partially offset by $6.7 million of expenses associated with the proposed merger with Platinum incurred during the fourth quarter of 2014.

This Press Release includes certain non-GAAP financial measures including “operating income available to RenaissanceRe common shareholders”, “operating income available to RenaissanceRe common shareholders per common share - diluted”, “operating return on average common equity - annualized”, “managed catastrophe premiums”, “tangible book value per common share” and “tangible book value per common share plus accumulated dividends.” A reconciliation of such measures to the most comparable GAAP figures in accordance with Regulation G is presented in the attached supplemental financial data.
Please refer to the “Investor Information - Financial Reports - Financial Supplements” section of the Company’s website at www.renre.com for a copy of the Financial Supplement which includes additional information on the Company’s financial performance.
RenaissanceRe Holdings Ltd. will host a conference call on Wednesday, February 4, 2015 at 9:00 am (ET) to discuss this release. Live broadcast of the conference call will be available through the “Investor Information - Company Webcasts” section of RenaissanceRe’s website at www.renre.com.
RenaissanceRe Holdings Ltd. is a global provider of reinsurance and insurance. The Company’s business consists of three reportable segments: (1) Catastrophe Reinsurance, which includes catastrophe reinsurance and certain property catastrophe joint ventures managed by the Company’s ventures unit; (2) Specialty Reinsurance, which includes specialty reinsurance and certain specialty joint ventures managed by the Company’s ventures unit; and (3) Lloyd’s, which includes reinsurance and insurance business written through RenaissanceRe Syndicate 1458.
Important Information for Investors and Shareholders
This communication relates in part to a proposed merger between RenaissanceRe and Platinum that is the subject of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 19, 2014 and declared effective on January 15, 2015, and the definitive proxy statement/prospectus filed with the SEC on January 30, 2015, which provide details of the proposed merger and the attendant benefits and risks. This communication is not a substitute for the definitive proxy statement/prospectus or any other document that RenaissanceRe or Platinum may file with the SEC or that Platinum may send to its shareholders in connection with the proposed merger.  Investors and Platinum security holders are urged to read the registration statement on Form S-4 and the definitive proxy statement/prospectus, and all other relevant documents filed with the SEC or sent to Platinum shareholders as they become available because they will contain important information about the proposed merger.  All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain documents filed by RenaissanceRe with the SEC by contacting RenaissanceRe’s Legal Department at RenaissanceRe Holdings Ltd., Renaissance House, 12 Crow Lane, Pembroke HM 19 Bermuda, or via e-mail at investorrelations@renre.com; and you may obtain copies of documents filed by Platinum with the SEC by contacting Platinum’s Legal Department at Platinum Underwriters Holdings, Ltd., Waterloo House, 100 Pitts Bay Road, Pembroke, Bermuda HM08, or visiting Platinum’s website at www.platinumre.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
RenaissanceRe, Platinum and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed merger. Information about RenaissanceRe’s directors and executive officers is available in RenaissanceRe’s proxy statement dated April 10, 2014 for its 2014 Annual General Meeting of Shareholders and its Form 8-K filed November 14, 2014.  Information about Platinum’s directors and executive officers is available in Platinum’s proxy statement dated March 21, 2014 for its 2014 Annual General Meeting of Shareholders and in the definitive proxy statement/prospectus. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.

Investors should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions.
Cautionary Statement Regarding Forward Looking Statements
Any forward-looking statements made in this Press Release reflect RenaissanceRe’s current views with respect to future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are subject to numerous factors that could cause actual results to differ materially from those set forth in or implied by such forward-looking statements, including the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain Platinum’s shareholder approval or the failure to satisfy other conditions to completion of the merger, including receipt of regulatory approvals; risks that the proposed transaction disrupts each company’s current plans and operations; the ability to retain key personnel; the ability to recognize the benefits of the merger; the amount of the costs, fees, expenses and charges related to the merger; the frequency and severity of catastrophic and other events; uncertainties in the companies’ reserving processes; the lowering or loss of any of the financial strength, claims paying or enterprise wide risk management ratings of either company or their respective subsidiaries or joint ventures; risks associated with appropriately modeling, pricing for, and contractually addressing new or potential factors in loss emergence; risks that the companies might be bound to policyholder obligations beyond their underwriting intent; risks due to the companies’ reliance on a small and decreasing number of reinsurance brokers and other distribution services; risks relating to operating in a highly competitive environment; risks relating to deteriorating market conditions; the risk that the companies’ customers may fail to make premium payments due to them; the risk of failures of the companies’ reinsurers, brokers or other counterparties to honor their obligations to the companies; a contention by the Internal Revenue Service that Renaissance Reinsurance Ltd., Platinum Underwriters Bermuda, Ltd. or any of the companies’ other Bermuda, or non-U.S., subsidiaries, is subject to U.S. taxation; other risks relating to potential adverse tax developments; risks relating to adverse legislative developments; risks associated with the companies’ investment portfolios; changes in economic conditions or inflation; and other factors affecting future results disclosed in RenaissanceRe’s filings with the SEC, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and the definitive proxy statement/prospectus.

INVESTOR CONTACT:	MEDIA CONTACT:
Rohan Pai	Kekst and Company
Director - Corporate Finance	Peter Hill or Dawn Dover
RenaissanceRe Holdings Ltd.	(212) 521-4800
(441) 295-4513

RenaissanceRe Holdings Ltd.
Summary Consolidated Statements of Operations
(in thousands of United States Dollars, except per share amounts and percentages)
(Unaudited)
	Three months ended		Twelve months ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Revenues
Gross premiums written	$132,780	$84,122	$1,550,572	$1,605,412
Net premiums written	$111,769	$80,784	$1,068,236	$1,203,947
Decrease (increase) in unearned premiums	144,718	175,981	(5,820)	(89,321)
Net premiums earned	256,487	256,765	1,062,416	1,114,626
Net investment income	25,886	78,732	124,316	208,028
Net foreign exchange (losses) gains	(107)	1,747	6,260	1,917
Equity in earnings of other ventures	4,838	6,274	26,075	23,194
Other income (loss)	1,219	(173)	(423)	(2,359)
Net realized and unrealized gains on investments	30,475	61,864	41,433	35,076
Total revenues	318,798	405,209	1,260,077	1,380,482
Expenses
Net claims and claim expenses incurred	(12,003)	(20,854)	197,947	171,287
Acquisition expenses	39,749	31,026	144,476	125,501
Operational expenses	55,202	57,658	190,639	191,105
Corporate expenses	10,583	3,304	22,987	33,622
Interest expense	4,289	4,297	17,164	17,929
Total expenses	97,820	75,431	573,213	539,444
Income from continuing operations before taxes	220,978	329,778	686,864	841,038
Income tax expense	(401)	(1,336)	(608)	(1,692)
Income from continuing operations	220,577	328,442	686,256	839,346
Income from discontinued operations	—	—	—	2,422
Net income	220,577	328,442	686,256	841,768
Net income attributable to noncontrolling interests	(44,215)	(54,191)	(153,538)	(151,144)
Net income available to RenaissanceRe	176,362	274,251	532,718	690,624
Dividends on preference shares	(5,595)	(5,595)	(22,381)	(24,948)
Net income available to RenaissanceRe common shareholders	$170,767	$268,656	$510,337	$665,676

Income from continuing operations available to RenaissanceRe common shareholders per common share - basic	$4.46	$6.14	$12.77	$15.08
Income from discontinued operations available to RenaissanceRe common shareholders per common share - basic	—	—	—	0.06
Net income available to RenaissanceRe common shareholders per common share - basic	$4.46	$6.14	$12.77	$15.14
Income from continuing operations available to RenaissanceRe common shareholders per common share - diluted	$4.42	$6.05	$12.60	$14.82
Income from discontinued operations available to RenaissanceRe common shareholders per common share - diluted	—	—	—	0.05
Net income available to RenaissanceRe common shareholders per common share - diluted	$4.42	$6.05	$12.60	$14.87

Average shares outstanding - basic	37,752	43,160	39,425	43,349
Average shares outstanding - diluted	38,145	43,769	39,968	44,128

Net claims and claim expense ratio	(4.7)%	(8.1)%	18.6%	15.4%
Underwriting expense ratio	37.0%	34.5%	31.6%	28.4%
Combined ratio	32.3%	26.4%	50.2%	43.8%
Operating income available to RenaissanceRe common shareholders per common share - diluted (1)	$3.62	$4.64	$11.56	$14.08
Operating return on average common equity - annualized (1)	16.5%	24.3%	13.7%	19.4%

(1)	See Comments on Regulation G for a reconciliation of non-GAAP financial measures.

RenaissanceRe Holdings Ltd.
Summary Consolidated Balance Sheets
(in thousands of United States Dollars, except per share amounts)

	December 31, 2014	December 31, 2013
Assets	(Unaudited)	(Audited)
Fixed maturity investments trading, at fair value	$4,756,685	$4,809,036
Fixed maturity investments available for sale, at fair value	26,885	34,241
Total fixed maturity investments, at fair value	4,783,570	4,843,277
Short term investments, at fair value	1,013,222	1,044,779
Equity investments trading, at fair value	322,098	254,776
Other investments, at fair value	504,147	573,264
Investments in other ventures, under equity method	120,713	105,616
Total investments	6,743,750	6,821,712
Cash and cash equivalents	525,584	408,032
Premiums receivable	440,007	474,087
Prepaid reinsurance premiums	94,810	66,132
Reinsurance recoverable	66,694	101,025
Accrued investment income	26,509	34,065
Deferred acquisition costs	110,059	81,684
Receivable for investments sold	52,390	75,845
Other assets	135,845	108,438
Goodwill and other intangibles	7,902	8,111
Total assets	$8,203,550	$8,179,131
Liabilities, Noncontrolling Interests and Shareholders’ Equity
Liabilities
Reserve for claims and claim expenses	$1,412,510	$1,563,730
Unearned premiums	512,386	477,888
Debt	249,522	249,430
Reinsurance balances payable	454,580	293,022
Payable for investments purchased	203,021	193,221
Other liabilities	374,108	397,596
Total liabilities	3,206,127	3,174,887
Redeemable noncontrolling interest	1,131,708	1,099,860
Shareholders’ Equity
Preference shares	400,000	400,000
Common shares	38,442	43,646
Accumulated other comprehensive income	3,416	4,131
Retained earnings	3,423,857	3,456,607
Total shareholders’ equity attributable to RenaissanceRe	3,865,715	3,904,384
Total liabilities, noncontrolling interests and shareholders’ equity	$8,203,550	$8,179,131

Book value per common share	$90.15	$80.29

RenaissanceRe Holdings Ltd.
Supplemental Financial Data - Segment Information
(in thousands of United States Dollars, except percentages)
(Unaudited)

	Three months ended December 31, 2014
	Catastrophe Reinsurance	Specialty Reinsurance	Lloyd’s	Other	Total
Gross premiums written (1)	$9,923	$71,911	$50,637	$309	$132,780
Net premiums written	$6,614	$62,233	$42,581	$341	$111,769
Net premiums earned	$130,390	$66,846	$58,909	$342	$256,487
Net claims and claim expenses incurred	(40,762)	10,587	23,406	(5,234)	(12,003)
Acquisition expenses	9,098	16,884	13,624	143	39,749
Operational expenses	29,078	12,516	13,549	59	55,202
Underwriting income	$132,976	$26,859	$8,330	$5,374	173,539
Net investment income				25,886	25,886
Net foreign exchange losses				(107)	(107)
Equity in earnings of other ventures				4,838	4,838
Other income				1,219	1,219
Net realized and unrealized gains on investments				30,475	30,475
Corporate expenses				(10,583)	(10,583)
Interest expense				(4,289)	(4,289)
Income before taxes and noncontrolling interests					220,978
Income tax expense				(401)	(401)
Net income attributable to noncontrolling interests				(44,215)	(44,215)
Dividends on preference shares				(5,595)	(5,595)
Net income available to RenaissanceRe common shareholders					$170,767

Net claims and claim expenses incurred – current accident year	$6,605	$30,602	$35,472	$—	$72,679
Net claims and claim expenses incurred – prior accident years	(47,367)	(20,015)	(12,066)	(5,234)	(84,682)
Net claims and claim expenses incurred – total	$(40,762)	$10,587	$23,406	$(5,234)	$(12,003)

Net claims and claim expense ratio – current accident year	5.1%	45.8%	60.2%	—%	28.3%
Net claims and claim expense ratio – prior accident years	(36.4)%	(30.0)%	(20.5)%	(1,530.4)%	(33.0)%
Net claims and claim expense ratio – calendar year	(31.3)%	15.8%	39.7%	(1,530.4)%	(4.7)%
Underwriting expense ratio	29.3%	44.0%	46.2%	59.1%	37.0%
Combined ratio	(2.0)%	59.8%	85.9%	(1,471.3)%	32.3%

	Three months ended December 31, 2013
	Catastrophe Reinsurance	Specialty Reinsurance	Lloyd’s	Other	Total
Gross premiums written	$(17,859)	$58,464	$43,517	$—	$84,122
Net premiums written	$(21,507)	$59,978	$42,116	$197	$80,784
Net premiums earned	$152,155	$55,246	$49,167	$197	$256,765
Net claims and claim expenses incurred	(64,612)	13,513	27,454	2,791	(20,854)
Acquisition expenses	11,295	9,399	10,485	(153)	31,026
Operational expenses	33,843	9,322	14,347	146	57,658
Underwriting income (loss)	$171,629	$23,012	$(3,119)	$(2,587)	188,935
Net investment income				78,732	78,732
Net foreign exchange gains				1,747	1,747
Equity in earnings of other ventures				6,274	6,274
Other loss				(173)	(173)
Net realized and unrealized gains on investments				61,864	61,864
Corporate expenses				(3,304)	(3,304)
Interest expense				(4,297)	(4,297)
Income before taxes and noncontrolling interests					329,778
Income tax expense				(1,336)	(1,336)
Net income attributable to noncontrolling interests				(54,191)	(54,191)
Dividends on preference shares				(5,595)	(5,595)
Net income available to RenaissanceRe common shareholders					$268,656

Net claims and claim expenses incurred – current accident year	$(5,641)	$24,364	$32,675	$—	$51,398
Net claims and claim expenses incurred – prior accident years	(58,971)	(10,851)	(5,221)	2,791	(72,252)
Net claims and claim expenses incurred – total	$(64,612)	$13,513	$27,454	$2,791	$(20,854)

Net claims and claim expense ratio – current accident year	(3.7)%	44.1%	66.5%	—%	20.0%
Net claims and claim expense ratio – prior accident years	(38.8)%	(19.6)%	(10.7)%	1,416.8%	(28.1)%
Net claims and claim expense ratio – calendar year	(42.5)%	24.5%	55.8%	1,416.8%	(8.1)%
Underwriting expense ratio	29.7%	33.8%	50.5%	(3.6)%	34.5%
Combined ratio	(12.8)%	58.3%	106.3%	1,413.2%	26.4%
(1) Included in gross premiums written in the Other category is the elimination of inter-segment gross premiums written of $0.3 million for the three months ended December 31, 2014.

RenaissanceRe Holdings Ltd.
Supplemental Financial Data - Segment Information
(in thousands of United States Dollars, except percentages)
(Unaudited)

	Twelve months ended December 31, 2014
	Catastrophe Reinsurance	Specialty Reinsurance	Lloyd’s	Other	Total
Gross premiums written (1)	$933,969	$346,638	$269,656	$309	$1,550,572
Net premiums written	$541,608	$295,855	$230,429	$344	$1,068,236
Net premiums earned	$590,845	$253,537	$217,666	$368	$1,062,416
Net claims and claim expenses incurred	1,757	88,502	113,825	(6,137)	197,947
Acquisition expenses	43,161	60,936	46,927	(6,548)	144,476
Operational expenses	95,851	43,370	51,115	303	190,639
Underwriting income	$450,076	$60,729	$5,799	$12,750	529,354
Net investment income				124,316	124,316
Net foreign exchange gains				6,260	6,260
Equity in earnings of other ventures				26,075	26,075
Other loss				(423)	(423)
Net realized and unrealized gains on investments				41,433	41,433
Corporate expenses				(22,987)	(22,987)
Interest expense				(17,164)	(17,164)
Income before taxes and noncontrolling interests					686,864
Income tax expense				(608)	(608)
Net income attributable to noncontrolling interests				(153,538)	(153,538)
Dividends on preference shares				(22,381)	(22,381)
Net income available to RenaissanceRe common shareholders					$510,337

Net claims and claim expenses incurred – current accident year	$67,268	$144,411	$130,066	$—	$341,745
Net claims and claim expenses incurred – prior accident years	(65,511)	(55,909)	(16,241)	(6,137)	(143,798)
Net claims and claim expenses incurred – total	$1,757	$88,502	$113,825	$(6,137)	$197,947

Net claims and claim expense ratio – current accident year	11.4%	57.0%	59.8%	—%	32.2%
Net claims and claim expense ratio – prior accident years	(11.1)%	(22.1)%	(7.5)%	(1,667.7)%	(13.6)%
Net claims and claim expense ratio – calendar year	0.3%	34.9%	52.3%	(1,667.7)%	18.6%
Underwriting expense ratio	23.5%	41.1%	45.0%	(1,697.0)%	31.6%
Combined ratio	23.8%	76.0%	97.3%	(3,364.7)%	50.2%

	Twelve months ended December 31, 2013
	Catastrophe Reinsurance	Specialty Reinsurance	Lloyd’s	Other	Total
Gross premiums written (1)	$1,120,379	$259,489	$226,532	$(988)	$1,605,412
Net premiums written	$753,078	$248,562	$201,697	$610	$1,203,947
Net premiums earned	$723,705	$214,306	$176,029	$586	$1,114,626
Net claims and claim expenses incurred	7,908	67,236	95,693	450	171,287
Acquisition expenses	49,161	41,538	34,823	(21)	125,501
Operational expenses	108,130	31,780	50,540	655	191,105
Underwriting income (loss)	$558,506	$73,752	$(5,027)	$(498)	626,733
Net investment income				208,028	208,028
Net foreign exchange gains				1,917	1,917
Equity in earnings of other ventures				23,194	23,194
Other loss				(2,359)	(2,359)
Net realized and unrealized gains on investments				35,076	35,076
Corporate expenses				(33,622)	(33,622)
Interest expense				(17,929)	(17,929)
Income from continuing operations before taxes and noncontrolling interests					841,038
Income tax expense				(1,692)	(1,692)
Income from discontinued operations				2,422	2,422
Net income attributable to noncontrolling interests				(151,144)	(151,144)
Dividends on preference shares				(24,948)	(24,948)
Net income available to RenaissanceRe common shareholders					$665,676

Net claims and claim expenses incurred – current accident year	$109,945	$101,347	$103,949	$—	$315,241
Net claims and claim expenses incurred – prior accident years	(102,037)	(34,111)	(8,256)	450	(143,954)
Net claims and claim expenses incurred – total	$7,908	$67,236	$95,693	$450	$171,287

Net claims and claim expense ratio – current accident year	15.2%	47.3%	59.1%	—%	28.3%
Net claims and claim expense ratio – prior accident years	(14.1)%	(15.9)%	(4.7)%	76.8%	(12.9)%
Net claims and claim expense ratio – calendar year	1.1%	31.4%	54.4%	76.8%	15.4%
Underwriting expense ratio	21.7%	34.2%	48.5%	108.2%	28.4%
Combined ratio	22.8%	65.6%	102.9%	185.0%	43.8%
(1) Included in gross premiums written in the Other category is the elimination of inter-segment gross premiums written of $0.3 million for the twelve months ended December 31, 2014 (2013 - $(1.0) million).

RenaissanceRe Holdings Ltd.
Supplemental Financial Data - Gross Premiums Written and Managed Premiums
(in thousands of United States Dollars)
(Unaudited)

	Three months ended		Twelve months ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Catastrophe Reinsurance Segment
Renaissance catastrophe premiums	$10,569	$(4,041)	$622,934	$729,887
DaVinci catastrophe premiums	(646)	(13,818)	311,035	390,492
Total Catastrophe Reinsurance segment gross premiums written	$9,923	$(17,859)	$933,969	$1,120,379

Specialty Reinsurance Segment
Renaissance specialty premiums	$71,897	$58,014	$344,591	$256,354
DaVinci specialty premiums	14	450	2,047	3,135
Total Specialty Reinsurance segment gross premiums written	$71,911	$58,464	$346,638	$259,489

Lloyd’s Segment
Specialty	$48,652	$43,154	$214,290	$188,663
Catastrophe	1,985	363	55,366	37,869
Total Lloyd’s segment gross premiums written	$50,637	$43,517	$269,656	$226,532

Managed Premiums (1)
Total Catastrophe Reinsurance segment gross premiums written	$9,923	$(17,859)	$933,969	$1,120,379
Catastrophe premiums written on behalf of the Company’s joint venture, Top Layer Re (2)	3,162	3,694	42,556	63,721
Catastrophe premiums written in the Lloyd’s segment	1,985	363	55,366	37,869
Catastrophe premiums written by the Company in its Catastrophe Reinsurance segment and ceded to Top Layer Re	—	—	(7,355)	—
Total managed catastrophe premiums (1)	$15,070	$(13,802)	$1,024,536	$1,221,969

(1)	See Comments on Regulation G for a reconciliation of non-GAAP financial measures.

(2)	Top Layer Re is accounted for under the equity method of accounting.

RenaissanceRe Holdings Ltd.
Supplemental Financial Data - Total Investment Result
(in thousands of United States Dollars)
(Unaudited)

	Three months ended		Twelve months ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Fixed maturity investments	$26,104	$24,759	$100,855	$95,907
Short term investments	217	380	944	1,698
Equity investments trading	1,139	1,245	3,450	2,295
Other investments
Hedge funds and private equity investments	1,530	14,514	18,867	45,810
Other	(414)	40,818	11,144	73,692
Cash and cash equivalents	95	83	395	191
	28,671	81,799	135,655	219,593
Investment expenses	(2,785)	(3,067)	(11,339)	(11,565)
Net investment income	25,886	78,732	124,316	208,028

Gross realized gains	11,973	12,055	45,568	72,492
Gross realized losses	(3,997)	(8,810)	(14,868)	(50,206)
Net realized gains on fixed maturity investments	7,976	3,245	30,700	22,286
Net unrealized (losses) gains on fixed maturity investments trading	(1,520)	(2,489)	19,680	(87,827)
Net realized and unrealized (losses) gains on investments-related derivatives	(11,280)	6,570	(30,931)	31,058
Net realized gains on equity investments trading	2,330	8,455	10,908	26,650
Net unrealized gains on equity investments trading	32,969	46,083	11,076	42,909
Net realized and unrealized gains on investments	30,475	61,864	41,433	35,076
Change in net unrealized gains on fixed maturity investments available for sale	(292)	(252)	(855)	(8,029)
Total investment result	$56,069	$140,125	$164,894	$235,075

Total investment return - annualized	3.3%	8.6%	2.4%	3.6%
Comments on Regulation G
In addition to the GAAP financial measures set forth in this Press Release, the Company has included certain non-GAAP financial measures in this Press Release within the meaning of Regulation G. The Company has provided these financial measurements in previous investor communications and the Company’s management believes that these measurements are important to investors and other interested persons, and that investors and such other persons benefit from having a consistent basis for comparison between quarters and for the comparison with other companies within the industry. These measures may not, however, be comparable to similarly titled measures used by companies outside of the insurance industry. Investors are cautioned not to place undue reliance on these non-GAAP measures in assessing the Company’s overall financial performance.
The Company uses “operating income available to RenaissanceRe common shareholders” as a measure to evaluate the underlying fundamentals of its operations and believes it to be a useful measure of its corporate performance.  “Operating income available to RenaissanceRe common shareholders” as used herein differs from “net income available to RenaissanceRe common shareholders,” which the Company believes is the most directly comparable GAAP measure, by the exclusion of net realized and unrealized gains and losses on investments from continuing and discontinued operations and net other-than-temporary impairments. The Company’s management believes that “operating income available to RenaissanceRe common shareholders” is useful to investors because it more accurately measures and predicts the Company’s results of operations by removing the variability arising from fluctuations in the Company’s fixed maturity investment portfolio and equity investments trading.  The Company also uses “operating income available to RenaissanceRe common shareholders” to calculate “operating income available to RenaissanceRe common shareholders per common share - diluted” and “operating return on average common equity - annualized”.  The following is a reconciliation of:  1) net income available to RenaissanceRe common shareholders to operating income available to RenaissanceRe common shareholders; 2)

net income available to RenaissanceRe common shareholders per common share - diluted to operating income available to RenaissanceRe common shareholders per common share - diluted; and 3) return on average common equity - annualized to operating return on average common equity - annualized:

	Three months ended		Twelve months ended
(in thousands of United States Dollars, except percentages)	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Net income available to RenaissanceRe common shareholders	$170,767	$268,656	$510,337	$665,676
Adjustment for net realized and unrealized gains on investments from continuing operations	(30,475)	(61,864)	(41,433)	(35,076)
Adjustment for net realized and unrealized losses on investments from discontinued operations	—	—	—	18
Operating income available to RenaissanceRe common shareholders	$140,292	$206,792	$468,904	$630,618

Net income available to RenaissanceRe common shareholders per common share - diluted	$4.42	$6.05	$12.60	$14.87
Adjustment for net realized and unrealized gains on investments from continuing operations	(0.80)	(1.41)	(1.04)	(0.79)
Adjustment for net realized and unrealized losses on investments from discontinued operations	—	—	—	—
Operating income available to RenaissanceRe common shareholders per common share - diluted	$3.62	$4.64	$11.56	$14.08

Return on average common equity - annualized	20.1%	31.5%	14.9%	20.5%
Adjustment for net realized and unrealized gains on investments from continuing operations	(3.6)%	(7.3)%	(1.2)%	(1.1)%
Adjustment for net realized and unrealized losses on investments from discontinued operations	—%	—%	—%	—%
Operating return on average common equity - annualized	16.5%	24.3%	13.7%	19.4%
The Company has also included in this Press Release “managed catastrophe premiums”. “Managed catastrophe premiums” is defined as gross catastrophe premiums written by the Company and its related joint ventures. “Managed catastrophe premiums” differs from total Catastrophe Reinsurance segment gross premiums written, which the Company believes is the most directly comparable GAAP measure, due to the inclusion of catastrophe premiums written on behalf of the Company’s joint venture Top Layer Re, which is accounted for under the equity method of accounting, and the inclusion of catastrophe premiums written on behalf of the Company’s Lloyd’s segment. The Company’s management believes “managed catastrophe premiums” is useful to investors and other interested parties because it provides a measure of total catastrophe premiums assumed by the Company through its consolidated subsidiaries and related joint ventures.
The Company has also included in this Press Release “tangible book value per common share” and “tangible book value per common share plus accumulated dividends”. “Tangible book value per common share” is defined as book value per common share excluding goodwill and intangible assets per share. “Tangible book value per common share plus accumulated dividends” is defined as book value per common share excluding goodwill and intangible assets per share, plus accumulated dividends. “Tangible book value per common share” differs from book value per common share, which the Company believes is the most directly comparable GAAP measure, due to the exclusion of goodwill and intangible assets per share. The Company’s management believes “tangible book value per common share” and “tangible book value per common share plus accumulated dividends” are useful to investors because they provide a more accurate measure of the realizable value of shareholder returns, excluding the impact of goodwill and intangible assets.

The following is a reconciliation of book value per common share to tangible book value per common share and tangible book value per common share plus accumulated dividends:

	At
	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013
Book value per common share	$90.15	$85.78	$84.79	$82.30	$80.29
Adjustment for goodwill and other intangibles (1)	(0.86)	(0.88)	(0.86)	(0.89)	(0.85)
Tangible book value per common share	89.29	84.90	83.93	81.41	79.44
Adjustment for accumulated dividends	14.28	13.99	13.70	13.41	13.12
Tangible book value per common share plus accumulated dividends	$103.57	$98.89	$97.63	$94.82	$92.56

Quarterly change in book value per common share	5.1%	1.2%	3.0%	2.5%	7.7%
Quarterly change in tangible book value per common share plus change in accumulated dividends	5.5%	1.5%	3.5%	2.8%	8.1%
Year to date change in book value per common share	12.3%				17.8%
Year to date change in tangible book value per common share plus change in accumulated dividends	13.9%				19.7%

(1)
At December 31, 2014, September 30, 2014, June 30, 2014, March 31, 2014 and December 31, 2013, goodwill and other intangibles included $25.3 million, $26.1 million, $27.0 million, $28.3 million and $29.2 million, respectively, of goodwill and other intangibles included in investments in other ventures, under equity method.